UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41842

Abivax SA (Translation of registrant’s name into English)

7-11 boulevard Haussmann
75009 Paris, France
+33 (0) 1 53 83 08 41

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ X ] Form 40-F [ ]

On February 21, 2026, Abivax SA (the “Registrant”) published a press release entitled “Abivax Presents First Evidence of Anti-Fibrotic Activity for Obefazimod Alongside New Clinical Efficacy and Safety Analyses in Inflammatory Bowel Disease at ECCO 2026.” A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Incorporation by Reference

This Report on Form 6-K, including Exhibit 99.1, except for the quotes contained therein, shall be deemed to be incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-283336 and 333-288884) and Form S-8 (File No. 333-286069) and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed.

Exhibit Index

Exhibit 99.1	Press release, dated February 21, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Abivax SA
(Registrant)

February 23, 2026
/s/ Marc de Garidel
Marc de Garidel
Chief Executive Officer